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                                  EXHIBIT (12)






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                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
 Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and
                                  Distributions
                              (Millions of Dollars)


                                             Nine Months
                                                Ended                            Years Ended December 31 -
                                            September 30, 2002     2001        2000     1999     1998     1997
                                            -------------------------------------------------------------------
                                                                     (b)    (c)                   (d)
Earnings as defined (a)
Consolidated net income                            $337           $(545)      $  36     $ 277    $ 242   $ 244
Discontinued operations                            (186)            185          (3)       14       12      (1)
Income taxes                                        147             (73)         50        63      100     108
Exclude equity basis subsidiaries                  (102)              -        (171)      (84)     (92)    (80)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $14,
  $38, $48, $41, $29, and $13 million
  for the nine months ended
  September 30, 2002, and the years
  ended December 31, 2001, 2000,
  1999, 1998, and 1997, respectively                500             751         736       594      393     360
                                            -------------------------------------------------------------------

Earnings as defined                              $  696           $ 318       $ 648     $ 864    $ 655   $ 631
                                            ===================================================================


Fixed charges as defined (a)
Interest on long-term debt                        $ 385           $ 573       $ 591     $ 502    $ 318   $ 273
Estimated interest portion of lease rental           21               6           7         8        8      10
Other interest charges                                3              58          38        62       47      49
Preferred securities dividends and
  distributions                                     105             152         147        96       77      67
                                            -------------------------------------------------------------------
Fixed charges as defined                          $ 514           $ 789       $ 784     $ 668    $ 450   $ 397
                                            ===================================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and
 distributions                                     1.35               -           -      1.29     1.46    1.59
                                            ===================================================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2001, fixed charges exceeded earnings by $471 million. Earnings as defined include $704 million of pretax contract losses, asset revaluations and other charges. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been
1.30 excluding these amounts.

(c) For the year ended December 31, 2000, fixed charges exceeded earnings by $136 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.25 excluding this amount.

(d) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.